NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

September 5, 2013

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (the “Exchange”) has determined to strike from listing and registration on the Exchange the following:

GeoPetro Resources Company

Common Stock, no par value

Commission File Number – 001-16749

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(iv) of the Exchange Company Guide (the “Company Guide”), which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

(b)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from the list, a company’s common stock that sells for a substantial period of time at a low price per share, if the company shall fail to effect a reverse split of such shares within a reasonable time after being notified that the Exchange deems such action to be appropriate.

2.

The common stock of GeoPetro Resources Company (the “Company”) does not qualify for continued listing for the following reasons:

(a)

The Company is financially impaired.  In its Form 10-Q for the period ended March 31, 2012, the Company reported $356,500 in cash, a working capital deficit of approximately $1.7 million and a cash burn rate from operations of approximately $268,000 per month. The Company’s operations from inception through the three months ended March 31, 2012 resulted in an accumulated deficit of $46.7 million. The Company also disclosed it needed additional financing to continue its operations and its planned development activities.  In its Form 10-Q for the period ended March 31, 2013, the Company reported $152 in cash, a working capital deficit of $5.9 million and a cash burn rate from operations of $115,000 per month.

(b)

The Company has not effected a reverse split of its common stock.  The price of the Company’s common stock has continued to decline and closed at only $0.04 as of August 20, 2013.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On June 28, 2012, after a review of the Company’s Form 10-Q for the period ended March 31, 2012 and discussing the Company’s financial position with the Company’s Chief Executive Officer (“CEO”), the Exchange notified the Company that it was not in compliance with Section 1003(a)(iv) of the Company Guide in that it had sustained losses which were so substantial in relation to its overall operations or its existing financial resources, or its financial condition had become so impaired that it appeared questionable, in the opinion of the Exchange, as to whether such issuer would be able to continue operations and/or meet its obligations as they matured. The Exchange also warned the Company that its common stock may not be suitable for auction market trading due to its low selling price. In accordance with Section 1009 of the Company Guide, the Company was given the opportunity to submit a plan of compliance (the “Plan”) by July 30, 2012 addressing how it intended to regain compliance with Section 1003(a)(iv) of the Company Guide by September 28, 2012 (the “Financial Impairment Plan Period”).

(b)

On July 30, 2012, the Company submitted its Plan to regain compliance with Section 1003(a)(iv) of the Company Guide.

(c)

On August 27, 2012, the Exchange notified the Company that it had accepted the Plan.

(d)

On October 9, 2012, in connection with the Company making modest progress with its Plan, the Exchange granted an extension of the Financial Impairment Plan Period to December 31, 2012.

(e)

On November 21, 2012, the Exchange notified the Company that it was not in compliance with Section 1003(f)(v) due to the Company’s common stock continuing to sell at a low price per share for a substantial period of time. The Exchange also notified the Company that its continued listing was predicated on it effecting a reverse stock split by May 21, 2013 (the “Low Price Plan Period”).

(f)

On December 20, 2012, in connection with a potential merger transaction, the Company requested an extension of the Financial Impairment Plan Period to May 21, 2013. The Exchange notified the Company that it was reluctant to grant an extension to the Financial Impairment Plan Period absent a definitive merger agreement and evidence that the Company could obtain sufficient financing to fund its operations until consummation of the merger. The Exchange also notified the Company it must provide a definitive merger agreement and evidence of the ability to obtain sufficient financing by February 28, 2013 or it would become subject to immediate delisting proceedings.

(g)

On February 28, 2013, the Company provided a definitive merger agreement but was unable to provide evidence that it could secure sufficient financing to meet its obligations until consummation of the merger. The Company also requested an additional extension of the Financial Impairment Plan Period and Low Price Plan Period (together, the “Plan Periods”) to July 31, 2013.

(h)

On April 1, 2013, following discussions with the Company’s senior management, including its CEO, the Exchange informed the Company that, in order for the Exchange to consider granting an additional extension of the Plan Periods, the Company must document that it had entered into a definitive financing agreement and received a portion of the funds by no later than April 5, 2013. The Company was also informed that if it was unable to provide a definitive financing agreement or receive a portion of the funds by April 5, 2013, it would become subject to immediate delisting proceedings.

(i)

On April 8, 2013, the Company notified the Exchange that it was unable to enter into a definitive financing agreement and had not received any funds.

(j)

On April 10, 2013, the Exchange notified the Company that the Exchange determined to deny the extension request and initiate delisting proceedings since the Company had not made progress consistent with the Plan and failed to present a reasonable basis to conclude that it could regain compliance with Section 1003(a)(iv) or Section 1003(f)(v) of the Company Guide by the requested date of July 31, 2013 (the “Staff Determination”). The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination.

(k)

The Company appealed the Staff Determination and a hearing was held before the Panel on June 13, 2013.

(l)

By letter dated June 21, 2013, the Exchange notified the Company of the Panel’s decision to defer further action on the appeal pending receipt of a report (the “Report”) from the Exchange regarding the results of the Company’s operations through July 15, 2013 and the status of a potential loan.  If the Report concluded that the Company had not regained compliance with the Exchange’s continued listing standards, the Company would have the opportunity to respond within two business days of the Report.

(m)

On August 2, 2013, the Exchange submitted the Report and concluded that the Company had failed to regain compliance and requested that the Panel uphold Staff’s determination to initiate delisting proceedings.

(n)

On August 6, 2013, the Company responded to the Report and requested that the Panel grant an extension to August 30, 2013.

(o)

By letter dated August 12, 2013, the Exchange notified the Company of the Panel’s decision to deny the Company’s appeal.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the full Committee on Securities review the decision of the Panel within fifteen calendar days.

(p)

The Company did not appeal the Panel’s decision within the requisite time period and has not otherwise regained compliance with the continued listing standards. To date, the Company remains non-compliant with Sections 1003(a)(iv) and 1003(f)(v) of the Company Guide.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on http://usequities.nyx.com/mkt-equities-regulation/listed-company-compliance/form-25-filings.  Further, a copy of this application has been forwarded to Mr. Stuart Doshi, President, Chairman and Chief Executive Officer of GeoPetro Resources Company.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC